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                               April 26, 2024

       Daniel Snyder
       Chief Executive Officer
       Kenilworth System Corp
       721 Beach Street
       Daytona Beach, FL 32114

                                                        Re: Kenilworth System
Corp
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            Filed March 14,
2024
                                                            File No. 000-08962

       Dear Daniel Snyder:

                                                        We have reviewed your
filing and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2023

       Item 1 - Description of Business
       Asset Sale to ACL Group, Inc., page 4

   1. Please list all shares and warrants that were issued to ACL Group, Inc. and subsequently acquired by Mr. Dan
Snyder for $25,000 on February 2, 2023. Tell us how these shares are reflected in your
consolidated changes in stockholders    equity. Provide disclosures
                                                        required under ASC
505-10-50-3 through 50-5 if applicable.
       Item 9A - Controls and Procedures, page 14

   2. Please disclose the assessment of your principal executive officer and principal financial officer regarding the
effectiveness of your internal control over financial reporting as of the end of the period
covered by this report. Refer to Item 308(a) of Regulation S-K.
       Report of Independent Registered Public Accounting Firm, page F-2

   3. Please file a revised report that also opines on the results of operations and cash flows for
 Daniel Snyder
Kenilworth System Corp
April 26, 2024
Page 2
         the year ended December 31, 2022.
Consolidated Changes in Stockholders' Equity, page F-6

4. We note that you show an increase in the number of common stock of 2,685,750 and
         13,745,340 as    net loss for the year    during 2022 and    stock
issued during the year
         during 2023. Please disaggregate these issuances by the type of transaction. For example, the issuance may have resulted from a cash sale, acquisition of Regenecell, or acquisition of services.
Note 1 - The Company and Nature of Business, page F-8

5. Please tell us whether your operations include or will include in the near future casinos as
         you disclose on page F-10 under    Patent Trademarks and Intellectual
Property    and
            Government Regulations.    If so, revise the description of your
business to wholly depict
         the nature of your operations. If not, ensure that all disclosure you provide relate only to the operations of you and your subsidiaries.
Note to the Consolidated Financial Statements, page F-8

6. Please tell us how you accounted for the Regenecell acquisition and provide disclosures required under ASC 805-10-50-2.
Exhibits

7. We note that the certifications provided in Exhibits 31.1 and 31.2 do not include paragraph 4(b) and the introductory language in paragraph 4 referring to internal control over financial reporting. Please revise to include certifications containing the language as set forth in Item 601(b)(31) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Keira Nakada at 202-551-3659 or Adam Phippen at 202-551-3336 if you
have any questions.



FirstName LastNameDaniel Snyder                                Sincerely,
Comapany NameKenilworth System Corp
                                                               Division of
Corporation Finance
April 26, 2024 Page 2                                          Office of Trade
& Services
FirstName LastName